UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

          Oglebay Norton Company
(Name of Issuer)

Series A Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

          677007502
(CUSIP Number)

          January 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.:677007502	Page 2 of ___ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Airlie Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 463,628 0 463,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,628 [See Item 5]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% [See Item 5]

12	TYPE OF REPORTING PERSON* OO

SCHEDULE 13G

CUSIP No.:677007502	Page 3 of ___ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Airlie Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 463,628 0 463,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,628 [See Item 5]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% [See Item 5]

12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No.:677007502	Page 4 of ___ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Airlie Opportunity Fund Cayman, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 463,628 0 463,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,628 [See Item 5]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% [See Item 5]

12	TYPE OF REPORTING PERSON* OO

SCHEDULE 13G

CUSIP No.:677007502	Page 5 of ___ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Airlie Opportunity Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 463,628 0 463,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,628 [See Item 5]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% [See Item 5]

12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No.:677007502	Page 6 of ___ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Airlie Opportunity Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 463,628 0 463,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,628 [See Item 5]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% [See Item 5]

12	TYPE OF REPORTING PERSON* OO

SCHEDULE 13G

CUSIP No.:677007502	Page 7 of ___ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Airlie Enterprises, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 463,628 0 463,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,628 [See Item 5]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% [See Item 5]

12	TYPE OF REPORTING PERSON* OO

SCHEDULE 13G

CUSIP No.:677007502	Page 8 of ___ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dort Cameron, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 463,628 0 463,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,628 [See Item 5]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% [See Item 5]

12	TYPE OF REPORTING PERSON* IN

Item 1(a). Name of Issuer:

Oglebay Norton Company

Item 1(b). Address of Issuer's Principal Executive Offices:

North Point Tower 1001 Lakeside Avenue, 15th Floor Cleveland, Ohio 44114

Item 2(a). Name of Persons Filing:

Airlie Opportunity Master Fund, Ltd.*
Airlie Opportunity Fund, L.P.
Airlie Opportunity Fund Cayman, Ltd.
Airlie Opportunity Capital Management, L.P.
Airlie Opportunity Capital Management, LLC
Airlie Enterprises, LLC
Dort Cameron, III

* Airlie Opportunity Fund, L.P. and Airlie Opportunity Fund Cayman, Ltd. are the sole shareholders of Airlie Opportunity Master Fund, Ltd. Airlie Opportunity Capital Management, LP is the general partner of Airlie Opportunity Fund, L.P. and the investment manager and management company of Airlie Opportunity Master Fund, Ltd., Airlie Opportunity Fund, L.P. and Airlie Opportunity Fund Cayman, Ltd. Airlie Opportunity Capital Management, LLC is the general partner of Airlie Opportunity Capital Management, LP, and Airlie Enterprises, LLC is the managing member of Airlie Opportunity Capital Management, LLC. Dort Cameron, III is the managing member of Airlie Enterprises, LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence:

115 East Putnam Avenue Greenwich, CT 06830

Item 2(c). Citizenship:

Airlie Opportunity Master Fund, Ltd. and Airlie Opportunity Fund Cayman, Ltd. are Cayman Island limited liability companies. Airlie Opportunity Fund, L.P. and Airlie Opportunity Capital Management, LP are Delaware limited partnerships. Airlie Opportunity Capital Management, LLC and Airlie Enterprises, LLC are Delaware limited liability companies. Dort Cameron, III is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Series A Convertible Preferred Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

677007502

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership:

(a)	Amount beneficially owned: 463,628*

(b)	Percent of class: 5.5%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 463,628*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 463,628*

* On January 31, 2005, Airlie Opportunity Master Fund, Ltd. acquired 463,628 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Convertible Preferred Stock”). Pursuant to their terms, the shares of Convertible Preferred Stock are convertible at the option of the holder into shares of Common Stock, par value $0.01 per share (the “Common Stock”), at an initial ratio of one share of Convertible Preferred Stock into one share of Common Stock.

By virtue of their relationship with Airlie Opportunity Master Fund, Ltd., each of Airlie Opportunity Fund, L.P., Airlie Opportunity Fund Cayman, Ltd., Airlie Opportunity Capital Management, LP, Airlie Opportunity Capital Management, LLC, Airlie Enterprises, LLC and Dort Cameron, III may be deemed to be the beneficial owner of the 463,628 shares of Convertible Preferred Stock. Each of Airlie Opportunity Fund, L.P., Airlie Opportunity Fund Cayman, Ltd., Airlie Opportunity Capital Management, LP, Airlie Opportunity Capital Management, LLC, Airlie Enterprises, LLC and Dort Cameron, III expressly disclaims beneficial ownership of such Convertible Preferred Stock except to the extent of its respective pecuniary interest in the Issuer’s Convertible Preferred Stock.

On February 3, 2005, Airlie Opportunity Master Fund, Ltd. sold 463,628 shares of Convertible Preferred Stock and is no longer the owner of any securities of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class:

          On February 3, 2005, Airlie Opportunity Master Fund, Ltd. sold 463,628 shares of Convertible Preferred Stock and is no longer the owner of any securities of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit A – Joint Filing Agreement, dated February 10, 2005, by and among the Reporting Persons.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

AIRLIE OPPORTUNITY MASTER FUND, LTD.

By: Airlie Opportunity Capital Management, LP,
      its investment advisor

By: Airlie Opportunity Capital Management, LLC,
      its general partner

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

AIRLIE OPPORTUNITY FUND, L.P.

By: Airlie Opportunity Capital Management, LP,
      its general partner

By: Airlie Opportunity Capital Management, LLC,
      its general partner

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
Title: Managing Member

AIRLIE OPPORTUNITY FUND CAYMAN, LTD.

By: Airlie Opportunity Capital Management, LP,
      its investment advisor

By: Airlie Opportunity Capital Management, LLC,
      its general partner

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

AIRLIE OPPORTUNITY CAPITAL MANAGEMENT, LP

By: Airlie Opportunity Capital Mangement, LLC,
      its general partner

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

AIRLIE OPPORTUNITY CAPITAL MANAGEMENT, LLC

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

AIRLIE ENTERPRISES, LLC

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

DORT CAMERON, III

/s/ Dort Cameron, III

EXHIBIT A - JOINT FILING AGREEMENT

        The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 10, 2005

AIRLIE OPPORTUNITY MASTER FUND, LTD.

By: Airlie Opportunity Capital Management, LP,
      its investment advisor

By: Airlie Opportunity Capital Management, LLC,
      its general partner

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

AIRLIE OPPORTUNITY FUND, L.P.

By: Airlie Opportunity Capital Management, LP,
      its general partner

By: Airlie Opportunity Capital Management, LLC,
      its general partner

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
Title: Managing Member

AIRLIE OPPORTUNITY FUND CAYMAN, LTD.

By: Airlie Opportunity Capital Management, LP,
      its investment advisor

By: Airlie Opportunity Capital Management, LLC,
      its general partner

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

AIRLIE OPPORTUNITY CAPITAL MANAGEMENT, LP

By: Airlie Opportunity Capital Mangement, LLC,
      its general partner

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

AIRLIE OPPORTUNITY CAPITAL MANAGEMENT, LLC

By: Airlie Enterprises, LLC,
      its managing member

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

AIRLIE ENTERPRISES, LLC

By: /s/ Dort Cameron, III
      Name: Dort Cameron, III
      Title: Managing Member

DORT CAMERON, III

By: /s/ Dort Cameron, III